Putnam Emerging Markets Equity Fund, August 31, 2010 annual report

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72U

The figure entered in response to this question is the amortization of offering costs expense for the period. The offering costs have been fully amortized over a 12 month period as of September 29, 2009 in accordance with Statement of Position 98 5, Reporting on the Costs of Start Up Activities.


72DD1

Class A	94
Class B	0
Class C	1

72DD2

Class M	1
Class R	0
Class Y	16

73A1

Class A	0.045
Class B	0.002
Class C	0.019


73A2

Class M	0.019
Class R	0.013
Class Y	0.059


74U1

Class A	2485
Class B	198
Class C	117

74U2

Class M	33
Class R	2
Class Y	355

74V1

Class A	11.19
Class B	11.07
Class C	11.05

74V2

Class M	11.11
Class R	11.16
Class Y	11.23


61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.